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                              December 29, 2020

       Thomas Russo
       Chief Financial Officer
       ASSEMBLY BIOSCIENCES, INC.
       331 Oyster Point Blvd.
       Fourth Floor
       South San Francisco, CA 94080

                                                        Re: ASSEMBLY
BIOSCIENCES, INC.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed March 4, 2020
                                                            File No. 001-35005

       Dear Mr. Russo:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2019

       General

   1. We note that your forum selection provision in your Amended and Restated Bylaws identifies a state
court located within the State of Delaware (or if such court does not have jurisdiction, the
Superior Court of Delaware, or if such other court does not have jurisdiction, the
United States District Court for the District of Delaware) as the exclusive forum for certain
litigation, including any    derivative action.    In future filings, please
                                                        prominently describe
the provision, including the relevant forum for litigation and any subject matter
jurisdiction carve out, and whether this provision applies to actions arising under the Securities
Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court
would enforce such provision. If the provision applies to Securities
                                                        Act claims, please also
state that investors cannot waive compliance with the federal securities laws and the
rules and regulations thereunder. In that regard, we note that
                                                        Section 22 of the
Securities Act creates concurrent jurisdiction for federal and state courts
 Thomas Russo
ASSEMBLY BIOSCIENCES, INC.
December 29, 2020
Page 2
         over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Julie Sherman at 202-551-3640 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Joe McCann, Branch
Chief, at 202-551-6262 with any other questions.



FirstName LastNameThomas Russo                                  Sincerely,
Comapany NameASSEMBLY BIOSCIENCES, INC.
                                                                Division of
Corporation Finance
December 29, 2020 Page 2                                        Office of Life
Sciences
FirstName LastName